June 22, 2006

Mail Stop 4561

Mr. Patrick Carroll
Chief Financial Officer
Lexington Corporate Properties Trust
One Penn Plaza, Suite 4015
New York, NY 10119

Re: **Lexington Corporate Properties Trust**
        Form 10-K for the year ended December 31, 2005
        Filed March 14, 2006
        Form 8-K/A dated April 13, 2005
        Filed June 29, 2005
        File No. 1-12386

Dear Mr. Carroll:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1. Please confirm to us that you will expand your discussion of cash flows from
    operations in future filings to discuss the underlying drivers impacting the

changes in working capital. Refer to the Interpretive Guidance in SEC Release 33-8350.

Funds from Operations, page 47

2. Please revise your disclosure in future filings to clearly explain why you believe funds from operations is meaningful to investors and how management uses the measure. Refer to Item 10(e) of Regulation S-K. In addition, your revisions should include a clear explanation for any additional adjustments not contemplated in the NAREIT definition of FFO. Finally, to the extent you have made further adjustments to the NAREIT definition, please refrain from characterizing such a measure as funds from operations. Please include your proposed revisions in your response to us.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 57

3. We note that in 2003 and 2005 the distributions received from non-consolidated entities exceeded the equity in earnings from such entities. Please explain how you considered the guidance in paragraph 16b of SFAS 95 in determining that the excess of distributions over earnings should be classified as an operating activity.

Note 2 – Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 61

4. Please clarify whether the tenant allowances that are determined to be lease incentives are amortized over the lease term as a reduction of rental revenues.   If so, please revise your disclosure in future filings to clarify. If not, advise us of the basis in GAAP for the alternative treatment.

Note 5 – Discontinued Operations and Assets Held for Sale, page 67

5. With respect to the property that was classified as held for sale but was later retained, please tell us and revise your disclosure to clarify the accounting implications of the decision to retain the property. Refer to SFAS 144. For example, did you record an adjustment to the carrying value and if so, disclose the amount and in which quarter it was recorded. In addition, how was the impairment loss previously recognized impacted by your decision to retain the property?

Note 6—Investment in Non-Consolidated Entities, page 67

6. We note that certain of your joint venture partners hold options to put their interest in the joint venture to the Company. As it relates to each of these investments, please tell us the business purpose and economic substance of the various terms included in the put options. In addition, tell us how you account for the options and how you considered whether the put options are derivative instruments as defined in SFAS 133.

Certifications, Exhibits 31.1 and 31.2

7. Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise your certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

Form 8-K/A dated April 13, 2005

8. Considering that the acquisition was completed subsequent to the quarter ended March 31, 2005, please tell us why you did not include Rule 3-14 of Regulation S-X financial statements for the most recent interim period on an unaudited basis. In addition, please explain your basis for concluding that financial information with respect to the properties that are subject to net leases is "not required" even if such information is available and relevant. Were the properties subject to net leases previously operated by the seller such that financial information of the tenant or the guarantor of the tenant's lease obligations is relevant? For each material property subject to net lease, please tell us how you considered the need to include financial information of the tenant or guarantors under the leases or financial statements required under Rule 3-14.

9. In addition, please explain why you have not reflected the operations of the net leased properties in the pro forma financial information. Please tell us whether there is any factually supportable information available related to the net leased properties. We do not understand how the current disclosure depicts a meaningful presentation of the pro forma effects of the acquisition.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief